Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Revolution Acceleration Acquisition Corp (the “Company”) on Form S-1 of our report dated September 21, 2020, except for Note 7 and Note 8 as to which the date is November 20, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audit of the financial statements of Revolution Acceleration Acquisition Corp (formerly known as Acceleration Acquisition Corporation) as of September 15, 2020 and for the period from September 10, 2020 (inception) through September 15, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

November 20, 2020